UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2020

Commission File Number: 001-36535

GLOBANT S.A.

(Translation of registrant’s name into English)

  37A Avenue J.F. Kennedy

L-1855, Luxembourg

Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GLOBANT S.A.

FORM 6-K

Acquisition of Grupo ASSA Worldwide S.A.

On July 31 2020, Globant S.A. (the “Company”), through certain of its wholly-owned subsidiaries, entered into an Equity Purchase Agreement (the “Purchase Agreement”) with the equityholders of Grupo ASSA Worldwide S.A., a Spanish stock company (Sociedad Anónima) and certain of its affiliated entities (collectively, “Grupo ASSA”), pursuant to which the Company agreed to purchase all of the outstanding equity interests in Grupo ASSA (the “Acquisition”). The transaction was simultaneously signed and closed. Grupo ASSA is a digital business consulting company with operations in Latin America, Europe, and the United States.

As consideration for the equity interests of Grupo ASSA, the Company agreed to pay (i) USD 45,000,000 on the closing date, subject to purchase price adjustments related to working capital, accounts receivable and other matters (the “Closing Payment”); (ii) USD 17,000,000 on the 24th month anniversary of the closing date (the “Deferred Payment’); and (iii) an additional amount of USD 12,500,000, subject to upwards or downwards adjustment based on Grupo ASSA’s achievement of specified revenue and gross margin targets for the period from August 1, 2020 through December 31, 2020, no later than March 31, 2021. Pursuant to the terms of the transaction, USD 42,000,000 of the Closing Payment was paid in cash, and the sellers agreed to subscribe for up to USD 20,000,000 of the Company’s common shares as follows: (i) USD 3,000,000 from the Closing Payment on the closing date (the “Tranche 1 Shares”), and (ii) USD 17,000,000 from the Deferred Payment, subject to adjustment for contingencies, on the 24th month anniversary of the closing date (the “Tranche 2 Shares”); provided that the issuance of a portion of the Tranche 2 Shares may be deferred for an additional 12-month period, to cover for certain contingencies, until the 36th month anniversary of the closing date. All subscribed shares shall be issued at a subscription price per share based on the volume weighted average trading price of the Company’s common shares during the 60-day period prior to the applicable date of issuance.

The Company utilized cash on hand for the upfront cash payment. The Tranche 1 Shares are subject to a lock-up provision, which releases the shares on a staggered schedule, starting on September 30, 2021. The common shares were issued in reliance on the exemptions from registration provided by Regulation S and Regulation D under the U.S. Securities Act of 1933, as amended.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this Report on Form 6-K that are not historical facts are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are generally identifiable by use of the words “believes,” “expects,” “intends,” “anticipates,” “plans to,” “estimates,” “projects,” or similar expressions. Such statements may include, but are not limited to, statements about the Company’s acquisition, and other statements that are not historical facts. Such statements are based upon the beliefs and expectations of the Company’s management as of this date only and are subject to certain risks and uncertainties that could cause actual results to differ materially, including, without limitation, those items identified as “risk factors” in the Company’s most recently filed Annual Report on Form 20-F. Therefore, investors are cautioned not to place undue reliance on these forward-looking statements. The Company undertakes no obligation to revise or publicly release the results of any revision to these forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Press Release

The Company is furnishing under the cover of this report on Form 6-K the following:

Exhibit 99.1	Press release, dated August 3, 2020, entitled “Globant Acquires gA And Strengthens Its Leadership In Digital And Cognitive Transformation”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

	By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: August 3, 2020